December 5, 2014
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:     Kamyar Daneshvar, Staff Attorney
Re:    Tecogen Inc.
Registration Statement on Form S-3
Originally Filed October 28, 2014
Amendment No. 1 Filed November 26, 2014
Amendment No. 2 Filed December 4, 2014
File No. 333-199634
Dear Staff:
Tecogen Inc. hereby withdrawals its prior request. Tecogen Inc. now requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (or the Securities Act), so that it may become effective on December 5, 2014, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the Act, please be advised that through the date hereof, the undersigned effected the The Registrant acknowledges that:

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should the Securities and Exchange Commission (or the Commission) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act, as they relate to the proposed public offering of the securities specified in the Registration Statement.
Sincerely,
TECOGEN INC.

/s/ David A. Garrison
David A. Garrison
Chief Financial Officer